Exhibit 99.1

Jeffs’ Brands Signs a Non-Binding Letter of Intent to acquire a 70% Stake for an Investment of $2 million, in a Cutting-edge Laser-based Technology Company, Developing Defense Solutions Against Drone-based Visual Systems

The technology solutions aim to neutralize visual systems such as cameras that are installed on drones, unmanned and manned aircrafts as well as other devices with visual systems

Tel Aviv, Israel, Dec. 14, 2023 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace, announced today the signing of a non-binding letter of intent (“LOI”) with Sky Growth Partners Ltd. (“Sky Growth”), to invest in an innovative Digital Light Processing (DLP) laser-based system for drone countermeasure solutions, initially for the defense sector (the “Investment”).

According to the LOI, Sky Growth will establish and transfer all of its rights in the technology to a new Israeli company that will develop, manufacture and market the technology (“NewCo”). Following an investment of $2 million by Jeffs’ Brands, it will hold a 70% equity interest in NewCo. In addition, pursuant to the terms of the LOI, the Company will establish a credit line of up to $250,000 bearing an annual interest of 8% for the utilization by NewCo for a limited time period, subject to certain conditions as to be approved by the parties. The LOI also includes certain milestone conditions that if achieved by NewCo, will grant the founders, for no additional consideration, additional equity interests in NewCo.

NewCo plans on developing a technological system based on a pending patent. According to the LOI, NewCo will develop, manufacture and market an electro-optical defense system, based on a laser combined with DLP, which, upon the successful completion of its development, will provide a stationary or mobile dynamic protection system to disrupt the operation of cameras located on drones and unmanned or manned aircrafts that are remotely operated.

The system will be able to neutralize any visual systems such as cameras that are installed on drones and other aerial and non-aerial objects. The laser-based system will potentially be in use for defense and commercial applications, such as: neutralizing drone attacks, protecting against commercial espionage, strategic infrastructure protection and more.

The Investment is subject to the successful completion of due diligence by both parties, the execution of binding definitive agreements with respect to the Investment and compliance with any regulatory requirements and approvals.

About Jeffs’ Brands Ltd

Jeffs’ Brands is transforming the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through our stellar team’s insight into the FBA Amazon business model, we’re using both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands Ltd visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when discussing the execution of binding definitive agreements with respect to the Investment, the completion of the Investment and the successful development of the laser based technology for the protection against drone vision.  Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to adapt to significant future alterations in Amazon’s policies; our ability to sell our existing products and grow our brands and product offerings, including by acquiring new brands; our ability to meet our expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission (“SEC”), on April 10, 2023 and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:
Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
+972-(0)52-3044404
michal@efraty.com